 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15th, 2019

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc
2018 Annual Results

Financial Review

Presentation of information
National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of NatWest Holdings Limited ('NatWest Holdings', 'NWH' or 'the intermediate holding company. The ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

The Bank publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

RBS Group ring-fencing
The UK ring-fencing legislation requires the separation of essential banking services from investment banking services from 1 January 2019. RBS Group has placed the majority of the UK and Western European banking business in ring-fenced banking entities, including the Bank, under an intermediate holding company, NatWest Holdings. NatWest Markets Plc (NWM Plc) and RBS International (RBSI) are separate banks outside the ring-fence, both as subsidiaries of RBSG. Key activities in 2018 included:

NatWest Holdings
Certain parts of NWM Plc's (formerly RBS plc), Central items to be included in the ring-fenced bank, were transferred to the Group in 2018. This included certain property portfolios and treasury balances including the covered bond programme.

This was followed by the transfer of NatWest Holdings, the Bank's intermediate parent company, to RBSG on 2 July 2018 to create a separate ring-fenced bank (RFB). The second phase of ring-fencing related transfers, involving the transfer of certain markets products from NatWest to NWM Plc, was completed in the third quarter of 2018.

RBS Netherlands Holdings B.V. was sold by National Westminster International Holdings B.V. (a direct subsidiary of NatWest) to NWM Plc as part of the ring-fencing related transfers.

NatWest Group Holdings Corporation.
During 2018, NatWest Group Holdings Corporation (NWGH) which wholly owns NatWest Markets Securities Inc. (NWMSI) (formerly RBS Securities Inc.) was transferred to NatWest Markets Plc. NWGH was previously a direct subsidiary of NatWest.

Principal activities and operating segments
The Group serves customers across the UK and Western Europe with a range of retail and commercial banking products. A wide range of personal products are offered including current accounts, credit cards, personal loans and mortgages. Personal & Business Banking (PBB) serves individuals and mass affluent customers together with small businesses through the Group's network of branches and direct channels, including the internet, mobile and telephony. Commercial & Private Banking (CPB) provides services to private, corporate and commercial customers. NatWest is the main provider of shared service activities for the RBS Group. This includes the provision of Treasury services on behalf of the RFB and RBS Group.

The reportable operating segments are as follows:

Personal & Business Banking comprises one reportable segment: UK Personal & Business Banking (UK PBB). UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS Group capital resources and RBS Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues are included in Central items in the relevant periods.

Preparations for Brexit
As part of Brexit preparations, NatWest plans to migrate an estimated £2.1 billion of loans and receivables relating to part of the Commercial Banking Western European Large Corporate portfolio to NatWest Markets N.V., when the loan re-financing becomes due over the next five years.

Financial Review

Performance overview
Income resilient in a competitive market:
Across Personal & Business Banking and Commercial & Private Banking income increased by £474 million, 6%, compared with 2017. The Group's total income increased by £1,385 million, or 17% to £9,532 million.

Lower costs through continued transformation and increased digitisation offset by the transfer of shared service related activities:
As a result of the Ring-Fenced Transfer Scheme (RFTS) completed on 30 April 2018 NatWest has become the main provider of shared services activities for the RBS Group. Principally as a result of the transfer of these shared services activities, operating expenses increased by £1,274 million, 30%, to £5,594 million. Underlying costs continue to reduce through digitisation initiatives.

Legacy issues diminishing:
Entered in to a Memorandum of Understanding with the Trustees of the Main scheme of the RBS Group Pension Fund to address the historical funding weakness of the pension scheme, recognising a pre-tax £2.0 billion contribution against reserves.

Capital adequacy:
The PRA transitional CET1 ratio decreased by 610 basis points to 17.4% mainly due to increased RWAs resulting from the RFTS.

RWAs increased by £18.9 billion, mainly resulting from RFTS. These transfers into NatWest included treasury services, including a significant proportion of the RBS Group liquidity portfolio.

Summary consolidated income statement for the year ended 31 December 2018

	2018	2017	Variance
	£m	£m	£m	%
Net interest income	5,814	5,481	333	6.1
Fees and commissions receivable	2,113	2,054	59	2.9
Fees and commissions payable	(462)	(499)	37	(7.4)
Other operating income	2,067	1,111	956	86.0
Non-interest income	3,718	2,666	1,052	39.5
Total income	9,532	8,147	1,385	17.0
Operating expenses	(5,594)	(4,320)	(1,274)	29.5
Profit before impairment losses	3,938	3,827	111	2.9
Impairment losses	(428)	(311)	(117)	37.6
Operating profit before tax	3,510	3,516	(6)	(0.2)
Tax charge	(771)	(812)	41	(5.0)
Profit from continuing operations	2,739	2,704	35	1.3
Loss from discontinued operations net of tax for the year	(3)	(635)	632	(99.5)
Profit for the year	2,736	2,069	667	32.2

Attributable to:
Ordinary shareholders	2,619	2,065	554	26.8
Paid-in equity holders	111	-	111	nm
Non-controlling interests	6	4	2	50.0
	2,736	2,069	667	32.2

Key metrics and ratios
Cost:income ratio (%)	58.7	53.0	5.7
CET 1 ratio (%)	17.4	23.5	(6.1)
Leverage ratio (%)	5.2	6.2	(1.0)
Risk weighted assets (£bn)	75.6	56.7	18.9

Financial Review

Performance overview continued
The Group reported a profit of £2,736 million compared with £2,069 million in 2017, primarily due to the non repeat of losses from discontinued operations of £635 million in 2017. An increase in total income of £1,385 million was primarily offset by increases in operating expenses of £1,274 million and impairment losses of £117 million.

ICB related transfers
The income statement movements in the year are materially impacted by transfers to set up the ring-fenced bank during the year. These include the transfer to the Group of treasury management from NWM and the Group becoming the main provider of shared services to the RBS Group in Q2 2018. Following the transfer of services, functions and certain segment related direct costs incurred are recovered through legal entity recharging and recorded in other operating income. For the period prior to the transfers, the Group was a receiver of shared services from NWM Plc and consequently had comparatively lower direct costs and received higher legal entity recharges which were booked in other administrative expenses.

Total income increased by £1,385 million, 17%, to £ 9,532 million compared with £8,147 million in 2017.

Net interest income increased by £333 million, 6%, to £5,814 million, compared with £5,481 million in 2017, reflecting increases in:
●      UK PBB, £52 million to £3,773 million driven mainly by mortgage balance growth of £4.7 billion and deposit margin benefits offset by lower mortgage new business margins. Interest receivable increased by £102 million which was partially offset by a £50 million increase in interest payable as a result of higher savings balances and increased interest rates for customers following increases in the Bank of England base rate;
●      Commercial Banking, £39 million to £1,605 million primarily driven by £168 million increase in interest receivable due to the transfer in of the Western Europe loan portfolio from NWM Plc, and corporate lending portfolio growth, offset by lower lending volumes due to active capital management. This was partially offset by a £130 million increase in interest payable partly due to the transfer in of the Western Europe loan portfolio and an increase in savings and time deposits as a result of increased balance and interest rate growth;
●      Private Banking, £58 million to £444 million, due to increases in interest income from growth in mortgage and business term lending, as well as deposits.
●      Central & other items, £184 million, primarily reflecting the transfer of treasury related money market and debt securities instruments. Treasury positions have also benefited from an increase in the Bank of England base rate by 25 basis points.

Non-interest income increased by £1,052 million, 40%, to £3,718 million, compared with £2,666 million in 2017.
●      Fees and commissions receivable increased by £59 million to £2,113 million, mainly reflecting increase in fees related to mortgage balance growth and commission received on FX transactions, partly offset by reductions in facility arrangement and overdraft fees.
●      Fees and commissions payable decreased by £37 million to £462 million, as a result of lower ATM charges due to a reduction in transaction volumes.
●      Other operating income increased by £956 million to £2,067 million, compared with £1,111 million in 2017.
o  The majority of the increase, £590 million, represents income from legal entity cost recharging.
o  The cost of economic hedging increased by £87 million to £112 million.
o  The remainder of the increase, £277 million, primarily reflects £822 million of FX reserves recycling to income as part of the disposal of NWGH and RBS Netherlands Holdings B.V., offset by the net impact of the non-repeat in 2017 of income generated by the sale of RBS International, £444 million and Ulster Bank Ireland Holdings, £132 million, together with the sale of Vocalink, £63 million.

Operating expenses increased by £1,274 million, 30%, to £5,594 million, compared with £4,320 million in 2017.
●      The increase in operating expenses primarily reflects the Group becoming the main service provider for the RBS Group, resulting in an overall increase of £2,972 million in direct costs. This was partially offset by a decrease of £1,698 million of costs recharged from other entities.
●      Staff costs increased by £1,340 million to £2,184 million, compared with £844 million in 2017, primarily in relation to staff transfers from NWM Plc, partly offset by cost reduction initiatives. Premises and equipment costs increased by £484 million to £757 million, compared with £273 million in 2017, in line with the Group becoming the main shared service provider for the RBS Group which included the transfer of shared properties and intangibles. Related depreciation and amortisation costs increased by £239 million to £521 million.
●      Other administrative expenses decreased by £789 million to £2,132 million, compared with £2,921 million in 2017. The reduction in legal entity recharges more than offset the increase in administrative costs following the RFTS transfers. The Bank, on behalf of the RBS Group, is the responsible member for the UK bank levy and recorded the charge of £179 million with £95 million being recovered from other RBS Group entities. An additional charge was made in respect of PPI provision, £125 million.

Impairment losses increased by £117 million, 38%, to £428 million, compared with £311 million in 2017. The net impairment loss of £428 million represents 20 basis points of gross customer loans. This increase of £117 million included a charge of £63 million reflecting the more uncertain economic and political outlook. There were also fewer provision releases and lower recoveries following debt sales in prior years. Underlying credit conditions remained benign during 2018.

Loss from discontinued operations was £3 million compared with £635 million in 2017 which represented the results of NWGH classified as a discontinued operation at 31 December 2017 and UBIH which was sold to NatWest Holdings on 1 January 2017.

Financial Review

Performance overview continued

Summary consolidated balance sheet as at 31 December 2018

	2018	2017	Variance
	£m	£m	£m	%
Assets
Cash and balances at central banks	45,032	35,799	9,233	26
Derivatives	1,253	2,315	(1,062)	(46)
Loans to banks - amortised cost	6,406	1,919	4,487	234
Loans to customers - amortised cost	203,647	191,882	11,765	6
Amounts due from holding companies and fellow subsidiaries	5,206	77,930	(72,724)	(93)
Other financial assets	41,226	1,665	39,561	2,376
Other assets	7,168	29,333	(22,165)	(76)
Total assets	309,938	340,843	(30,905)	(9)

Liabilities
Bank deposits	17,563	20,544	(2,981)	(15)
Customer deposits	237,770	226,423	11,347	5
Amounts due to holding companies and fellow subsidiaries	22,542	44,599	(22,057)	(49)
Derivatives	779	3,178	(2,399)	(75)
Other financial liabilities	6,497	575	5,922	1,030
Subordinated liabilities	1,275	1,240	35	3
Other liabilities	3,638	27,917	(24,279)	(87)
Total liabilities	290,064	324,476	(34,412)	(11)
Total equity	19,874	16,367	3,507	21
Total liabilities and equity	309,938	340,843	(30,905)	(9)

The balance sheet movements in the year are materially impacted by transfers to set up the ring-fenced bank. These are described where relevant below; further analysis of the impact is also presented on page 7 of this document.

Total assets decreased by £30.9 billion to £309.9 billion at 31 December 2018, compared with £340.8 billion at 31 December 2017.

Cash and balances at central banks increased by £9.2 billion to £45.0 billion, compared with £35.8 billion at 31 December 2017. The increase primarily reflects the transfer of Group treasury. The Group now manages the funding and liquidity requirements of the RBS Group and funds are placed directly with central banks. This increase was partially offset by a reduction in Term Funding Scheme borrowings of £5 billion during Q4 2018 reflecting the gradual repayments under the terms of the scheme. A pension liability of £2.0 billion was also paid during the year, following a commitment made in April 2018 to provide additional funding to the Main Pension Scheme.

Derivative assets decreased by £1.1 billion to £1.3 billion, compared with £2.3 billion at 31 December 2017, due to transfers of certain markets products to NWM Plc.

Loans to banks - amortised cost increased by £4.5 billion to £6.4 billion, compared with £1.9 billion at 31 December 2017, mainly representing increased reverse repos of £3.5 billion and other loans from banks, in relation to treasury funding activities transferred to the Group from NWM Plc.

Loans to customers - amortised cost increased by £11.8 billion to £203.6 billion, compared with £191.9 billion at 31 December 2017, reflecting increases in UK PBB, Commercial and Private Banking:
●          UK PBB lending to customers increased by £5.3 billion to £128.9 billion, driven by mortgage lending growth of £4.7 billion to £115.2 billion. The impact of intense competition has been mitigated as a result of management actions to maintain customer retention levels.
●          Commercial Banking lending to customers increased by £5.8 billion to £61.1 billion, mainly due to the migration of Western Europe customer loans, £2.7 billion and an increase in corporate lending portfolios of £2.4 billion
●          The increase of £0.8 billion in Private Banking was primarily in relation to growth in personal mortgage lending as a result of competitive pricing initiatives.

Amounts due from holding companies and fellow subsidiaries decreased by £72.7 billion to £5.2 billion, compared with £77.9 billion at 31 December 2017, primarily due to the transfer of the Group treasury function to NatWest. Surplus funds previously placed with NWM Plc are now being placed directly with the Bank of England leading to the associated reduction of inter-company balances with NWM Plc.

Other financial assets increased by £39.6 billion to £41.2 billion, primarily reflecting the transfer of £41.9 million debt securities which form part of the treasury liquidity portfolio, together with the purchase of mortgage backed securities in April 2018, £0.6 billion, partially offset by decreases in other bonds as a result of optimising the liquidity portfolio.

Other assets decreased by £22.2 billion to £7.2 billion, primarily reflecting the decrease in assets of disposal groups of £24.5 billion to £0.1 billion, due to the transfer of NWGH to NWM Plc. This was partially offset by the increase of assets as a result of shared services assets being transferred.

Bank deposits decreased by £3.0 billion to £17.6 billion, compared with £20.5 billion at 31 December 2017, primarily due to the Term Funding Scheme repayment of £5 billion in November 2018, partially offset by increase in third party deposits.

Financial Review

Performance overview continued
Customer deposits increased by £11.3 billion to £237.8 billion, mainly reflecting an increase of £4.6 billion in repos and treasury time deposits as part of ring-fencing.
●            UK PBB customer deposits increased by £3.6 billion, driven by growth across current account and saving products.
●            Commercial Banking customer deposits increased by £1.1 billion as a result of improved customer rates.
●            Private Banking customer deposits increased by £1.8 billion mainly as a result an increase in customers switching from investment funds in to cash of £0.5 billion and improved customer rates.

Amounts due to holding companies and fellow subsidiaries decreased by £22.1 billion to £22.5 billion, compared with £44.6 billion at 31 December 2017, due to the transfer of the treasury function.

Derivative liabilities decreased by £2.4 billion to £0.8 billion, compared with £3.2 billion at 31 December 2017, due to transfers of certain markets products to NWM Plc.

Other financial liabilities increased by £5.9 billion to £6.5 billion, compared with £0.6 billion at the 31 December 2017, reflecting the migration of the covered bond programme from NWM Plc as part of the treasury transfer.

Other liabilities decreased by £24.3 billion to £3.6 billion, compared with £27.9 billion at the 31 December 2017, mainly reflecting a decrease in disposal group liabilities of £23.8 billion to nil, reflecting the transfer of NWGH to NWM Plc.

Owners' equity increased by £3.5 billion to £19.9 billion, compared with £16.4 billion at 31 December 2017. The increase reflects:
●          the attributable profit for the period, £2.7 billion;
●          an equity debt issuance to NatWest Holdings limited, $3.3 billion (£2.4 billion), as part of capitalising NatWest in preparation for ring-fencing;
●          a net decrease of £0.3 billion for changes to pension arrangements. NatWest agreed it would make a pension contribution to strengthen funding of the Main section of £1.5 billion (net of tax). This was offset by a £1.2 billion capital contribution, paid by NWM Plc to NatWest Holdings and then to the Bank;
●          a reduction of £0.8 billion in FX reserves primarily as a result of equity recycling on the disposal of NWGH and RBS Netherlands Holdings B.V.; and a
●          £0.3 billion reduction on adoption of IFRS 9.

Financial Review

Performance overview continued
Key balance sheet movements in the year
The following table summarises the impact of the balance sheet movements relating to ring-fencing transfers in the year.

		Transfers			Business
	31 December	Business	Other		movements	31 December
	2017	acquired (9)	transfers (10)	Disposal (11)	and intercompany	2018
	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Cash and balances at central banks (1)	35.8	15.4	-	-	(6.2)	45.0
Derivatives (2)	2.3	2.1	(1.2)	-	(1.9)	1.3
Loans to banks - amortised cost	1.9	0.7	-	-	3.8	6.4
Loans to customers - amortised cost (3)	191.9	4.5	-	-	7.2	203.6
Amounts due from holding companies and fellow subsidiaries (4)	77.9	-	-	-	(72.7)	5.2
Other financial assets (5)	1.7	41.9	-	-	(2.4)	41.2
Other assets	29.3	-	1.9	(24.7)	0.7	7.2
Total assets	340.8	64.6	0.7	(24.7)	(71.5)	309.9

Liabilities
Bank deposits	20.5	1.6	-	-	(4.5)	17.6
Customer deposits (6)	226.4	3.2	-	-	8.2	237.8
Amounts due to holding companies and fellow
subsidiaries (4)	44.6	-	-	-	(22.1)	22.5
Derivatives (2)	3.2	1.8	(1.4)	-	(2.8)	0.8
Other financial liabilities (7)	0.6	5.1	-	-	0.8	6.5
Subordinated liabilities	1.2	-	-	-	0.1	1.3
Other liabilities	27.9	-	1.2	(23.8)	(1.8)	3.5
Equity (8)	16.4	-	-	(0.9)	4.4	19.9
Total liabilities and equity	340.8	11.7	(0.2)	(24.7)	(17.7)	309.9

Notes:
(1)   Transfers include the migration of Treasury cash on deposit with central banks
(2)   Transfers in are all in relation to derivatives with fellow subsidiaries. Transfers out related to customer derivatives moved to the non ring-fenced bank (NWM Plc).
(3)   Transfers include the Western Europe loan portfolio (£3.0 billion) from NWM Plc, along with finance lease lending (£1.5 billion).
(4)   Movement in the year includes the net impact of the Treasury funding activities transferred to the Group, in addition to the other transfers completed in preparation for ring- fencing and consideration for the transfers satisfied by reductions in the amounts due from transferring entities
(5)   Transfers mainly relate to debt securities held as part of the Treasury liquidity portfolio.
(6)   Transfers include Treasury repurchase agreements.
(7)   Transfers relate to the covered bond debt securities in issue.
(8)   Movements in the year include the issue of £2.4 billion AT1 capital notes which are held by NWH and a £1.2 billion capital contribution that was received from NWH. Refer to the Statement of changes in equity for details of the other movements in equity.
(9)   Includes the RBS Group Treasury function that was transferred to the Group in the year. The net asset value transferred was £52.9 billion. The consideration was substantially satisfied by reductions in the amounts due from NWM Plc.
(10) Includes amounts relating to the transfer of derivatives to NWM Plc, and the shared services activity from NWM Plc to the Group. The shared services transfers mainly relate to property, plant and equipment and accruals and other liabilities.
(11) Comprises of assets and liabilities of disposal groups, principally in relation to NatWest Group Holdings Corp (NWGH). NWGH was a direct subsidiary of the Group, and wholly owns NatWest Markets Securities Inc. (NWSSI) (formerly RBSSI), which was transferred to NWM Plc in Q1 2018.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2018.

The directors confirm that to the best of their knowledge:

●    the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the undertakings included in the consolidation taken as a whole; and
●    the Strategic Report and Directors' report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the Bank and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Katie Murray
Chairman	Chief Executive	Chief Financial Officer

14 February 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwanKatie Murray Alison Rose-Slade	Francesca Barnes Graham Beale Ian Cormack Alison Davis Patrick Flynn Morten Friis Robert GillespieYasmin JethaBaroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Consolidated income statement for the year ended 31 December 2018

	2018	2017
	£m	£m
Interest receivable	6,968	6,271
Interest payable	(1,154)	(790)
Net interest income	5,814	5,481
Fees and commissions receivable	2,113	2,054
Fees and commissions payable	(462)	(499)
Other operating income	2,067	1,111
Non-interest income	3,718	2,666
Total income	9,532	8,147
Staff costs	(2,184)	(844)
Premises and equipment	(757)	(273)
Other administrative expenses	(2,132)	(2,921)
Depreciation and amortisation	(521)	(282)
Operating expenses	(5,594)	(4,320)
Profit before impairment losses	3,938	3,827
Impairment losses	(428)	(311)
Operating profit before tax	3,510	3,516
Tax charge	(771)	(812)
Profit from continuing operations	2,739	2,704
Loss from discontinued operations net of tax	(3)	(635)
Profit for the year	2,736	2,069

Attributable to:
Ordinary shareholders	2,619	2,065
Paid-in equity holders	111	-
Non-controlling interests	6	4
	2,736	2,069

Consolidated statement of comprehensive income for the year ended 31 December 2018

	2018	2017
	£m	£m
Profit for the year	2,736	2,069
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contribution in preparation for ring-fencing (1)	(2,000)	-
- other movements	47	(22)
Fair value through other comprehensive income (FVOCI) financial assets (2)	(44)	-
Tax	530	8
	(1,467)	(14)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets (2)	(115)	(312)
Currency translation	(811)	(805)
Tax	32	5
	(894)	(1,112)
Other comprehensive loss after tax	(2,361)	(1,126)
Total comprehensive income for the year	375	943

Attributable to:
Ordinary shareholders	259	939
Paid-in equity holders	111	-
Non-controlling interests	5	4
	375	943
Notes:
(1)   On 17 April 2018 the RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees and agreed to contribute £1.2 billion to the ring-fenced bank. Under the MoU NatWest made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.
(2)   Refer to Note 10 of this document for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 and year ended 31 December 2017 under IAS 39.
(3)   A loss of £3 million in 2018 (2017 - £635 million loss) from discontinued operations was attributable to ordinary shareholders.

Balance sheet as at 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Assets
Cash and balances at central banks	45,032	35,799	43,966	34,763
Derivatives	1,253	2,315	1,277	2,277
Loans to banks - amortised cost	6,406	1,919	5,875	1,635
Loans to customers - amortised cost	203,647	191,882	171,433	160,614
Amounts due from holding companies and fellow subsidiaries	5,206	77,930	30,780	54,211
Securities subject to repurchase agreements	9,890	-	9,890	-
Other financial assets excluding securities subject to repurchase agreements	31,336	1,665	30,944	1,073
Other financial assets	41,226	1,665	40,834	1,073
Investment in group undertakings	-	-	2,466	2,546
Other assets	7,168	29,333	4,993	2,598
Total assets	309,938	340,843	301,624	259,717

Liabilities
Bank deposits	17,563	20,544	17,557	20,528
Customer deposits	237,770	226,423	204,279	194,055
Amounts due to holding companies and fellow subsidiaries	22,542	44,599	50,958	23,311
Derivatives	779	3,178	1,185	3,117
Other financial liabilities	6,497	575	5,889	139
Subordinated liabilities	1,275	1,240	1,267	1,231
Other liabilities	3,638	27,917	2,213	1,981
Total liabilities	290,064	324,476	283,348	244,362

Owners' equity	19,867	16,286	18,276	15,355
Non-controlling interests	7	81	-	-
Total equity	19,874	16,367	18,276	15,355

Total liabilities and equity	309,938	340,843	301,624	259,717

Owners' equity of the Bank as at 31 December 2018 includes the profit for the year of £1,611 million (2017 - £26 million).

Statement of changes in equity for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Called-up share capital - at 1 January and 31 December	1,678	1,678	1,678	1,678

Paid-in equity at 1 January	-	-	-	-
Securities issued during the year (1)	2,370	-	2,370	-
At end of period	2,370	-	2,370	-

Share premium - at 1 January and 31 December	2,225	2,225	2,225	2,225

Merger reserve - at 1 January	-	-	-	-
Transfer from fellow subsidiary (2)
- gross	473	-	(460)	-
- tax	124	-	124	-
Amortisation	(185)	-	42	-
At 31 December	412	-	(294)	-

FVOCI reserve - at 1 January (3)	(5)	307	1	1
Implementation of IFRS 9 on 1 January 2018	46	-	-	-
Unrealised (losses)/gains	(85)	128	(86)	-
Realised gains	(74)	(440)	(34)	-
Tax	32	-	32	-
Transfer from fellow subsidiary (2)
- gross	460	-	460	-
- tax	(124)	-	(124)	-
At 31 December	250	(5)	249	1

Cash flow hedging reserve - at 1 January	-	-	-	-
Amount recognised in equity	-	-	-	(55)
Amount transferred from equity to earnings	-	-	-	55
At 31 December	-	-	-	-

Foreign exchange reserve - at 1 January	826	1,626	(10)	(10)
Retranslation of net assets	45	(35)	2	-
Foreign currency losses on hedges of net assets	(9)	(77)	-	-
Tax	-	5	-	-
Recycled to profit or loss on transfer of businesses	(847)	(693)	(5)	-
At 31 December (4)	15	826	(13)	(10)

Capital redemption reserve - at 1 January	796	647	796	647
Redemption of debt preference shares	-	149	-	149
At 31 December	796	796	796	796

Retained earnings - at 1 January	10,766	9,097	10,665	10,756
Implementation of IFRS 9 on 1 January 2018 (3)	(317)	-	(270)	-
Profit/(loss) attributable to ordinary shareholders
- continuing operations	2,622	2,700	1,500	26
- discontinued operations	(3)	(635)	-	-
Tax on paid-in equity dividends	30	-	30	-
Distribution of subsidiary (5)	(902)	-	(292)	-
Redemption of debt preference shares	-	(157)	-	(157)
Capital contribution (6)	1,200	51	1,200	51
Realised losses in period on FVOCI equity shares	(6)	-	-	-
Remeasurement of the retirement benefit schemes
- contribution in preparation for ring-fencing (6)	(2,000)	-	(2,000)	-
- other movements	47	(22)	(25)	(19)
- tax	530	8	530	8
Share-based payments	(31)	-	(31)	-
Amortisation of merger reserve	185	-	(42)	-
Loss on transfer of fellow subsidiary (7)	-	(276)	-	-
At 31 December	12,121	10,766	11,265	10,665

Owners' equity at 31 December	19,867	16,286	18,276	15,355

Statement of changes in equity for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m

Non-controlling interests - at 1 January	81	420	-	-
Currency translation adjustments and other movements	(1)	-	-	-
Profit attributable to non-controlling interests	6	4	-	-
Dividends paid	(5)	(5)	-	-
Acquisition of business	-	8	-	-
Equity withdrawn and disposals (5,8)	(74)	(346)	-	-
At 31 December	7	81	-	-

Total equity at 31 December	19,874	16,367	18,276	15,355

Total equity is attributable to:
Ordinary shareholders	17,497	16,286	15,906	15,355
Paid-in equity holders	2,370	-	2,370	-
Non-controlling interests	7	81	-
	19,874	16,367	18,276	15,355

Notes:
(1)    AT1 capital notes totalling £2.4 billion issued in April 2018 in preparation for ring-fencing.
(2)    During 2018 the RBS Treasury and shared service activities transferred to the Bank from NWM Plc at net asset value. As described in accounting policy 3, the assets, liabilities and IFRS reserves were recognised at inherited values. The difference has been recognised in the merger reserve.
(3)    Refer to Note 10 of this document for further information on the impact of IFRS 9 on classification and basis of preparation, year ended 31 December 2018 prepared under IFRS 9 and prior years under IAS 39.
(4)    The hedging element of the foreign exchange reserve relates to continuing hedges.
(5)    On 2 March 2018, in preparation for ring-fencing, NatWest Group Holdings Corp, parent of NatWest Markets Securities Inc., was distributed to NatWest Markets Plc.
(6)    On 17 April 2018 the RBS Group agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees and agreed to contribute £1.2 billion to the ring-fenced bank. Under the MoU NatWest made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.
(7)    Loss in 2017 relates to the legal entity transfer of Lombard North Central Plc in preparation for ring-fencing.
(8)    Ulster Bank (Ireland) Holdings Unlimited Company was sold to NatWest Holdings Limited on 1 January 2017 in preparation for ring-fencing under ICB.

Cash flow statement for the year ended 31 December 2018

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	3,510	3,516	2,238	665
Loss before tax from discontinued operations	(3)	(642)	-	-
Interest on subordinated liabilities	177	218	175	55
Impairment losses on loans to banks and customers	(232)	(224)	(278)	(215)
(Profit)/loss on sale of subsidiaries and associates	(7)	420	-	67
Profit on sale of securities	(32)	(440)	(36)	-
Defined benefit pension schemes	(1,959)	(26)	(2,025)	(17)
Provisions: expenditure in excess of charges	(579)	(3,238)	(500)	(340)
Depreciation, amortisation and impairment of property, plant,
equipment, goodwill and intangibles	494	164	399	107
Write back of investment in subsidiaries	-	-	481	7,838
Elimination of foreign exchange differences	(642)	22	(654)	79
Other non-cash items	(86)	(908)	(2,015)	65
Net cash inflow/(outflow) from trading activities	595	(1,138)	(2,215)	8,304
Decrease/(increase) in net loans to banks and customers	5,328	(16,894)	(33,284)	(13,777)
(Increase)/decrease in securities	(232)	4,112	-	7
(Increase)/decrease in other assets	(6,466)	(7,631)	417	(162)
(Increase)/decrease in derivative assets and liabilities	(855)	112	(750)	(16)
(Decrease)/increase in settlement balance assets and liabilities and short positions	-	(573)	-	33
(Decrease)/increase in banks and customers deposits	(18,585)	19,085	29,925	31,916
Increase in debt securities in issue	2,349	95	2,102	-
Increase/(decrease) in other liabilities	3,784	18,485	(122)	12
Changes in operating assets and liabilities	(14,677)	16,791	(1,712)	18,013
Income taxes paid	(360)	(190)	(108)	(35)
Net cash flows from operating activities (1)	(14,442)	15,463	(4,035)	26,282

Cash flows from investing activities
Sale and maturity of securities	6,171	469	5,742	3
Purchase of securities	(3,219)	(1,567)	(2,791)	(1,064)
Sale of property, plant and equipment	288	319	59	81
Purchase of property, plant and equipment	(516)	(283)	(262)	(65)
Net investment in business interests and intangible assets	(36,949)	5,543	(33,651)	(3,622)
Net cash flows from investing activities	(34,225)	4,481	(30,903)	(4,667)

Cash flows from financing activities
Issue of other equity instruments: Additional Tier 1 capital notes	2,370	-	2,370	-
Issue of subordinated liabilities	1,531	507	1,486	-
Capital contribution	1,200	51	1,200	51
Redemption of non-controlling interests	-	(346)	-	-
Redemption of subordinated liabilities	(3,000)	(936)	(3,000)	-
Redemption of preference shares	-	(178)	-	(178)
Service cost of other equity instruments	(116)	(5)	(111)	-
Interest on subordinated liabilities	(182)	(222)	(179)	(57)
Net cash flows from financing activities	1,803	(1,129)	1,766	(184)
Effects of exchange rate changes on cash and cash equivalents	241	(639)	220	(138)

Net (decrease)/increase in cash and cash equivalents	(46,623)	18,176	(32,952)	21,293
Cash and cash equivalents at 1 January	97,940	79,764	82,444	61,151
Cash and cash equivalents at 31 December	51,317	97,940	49,492	82,444

Note:
(1)   Includes interest received for Group of £6,637 million (2017 - £6,263 million) and interest paid of £1,083 million (2017 - £798 million), and for Bank interest received of £5,866 million (2017 - £5,154 million) and interest paid of £1,165 million (2017 - £567 million).

Notes on the accounts

1 Basis of Preparation
The Group's consolidated financial statements should be read in conjunction with the 2018 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2018 have been prepared on a going concern basis.

2 Acquisitions
Acquisitions
As part of the preparations for ring-fencing that takes effect from 1 January 2019, the Group acquired the RBS Group Treasury and other business during 2018 for a consideration of net asset value. In accordance with RBS Group policy, the Group paid book value and recognised the assets and liabilities at inherited values. Inherited values were those recognised by RBS Group and included the accounting history since initial recognition by RBS Group. It also included the inheritance of the IFRS reserve of £480 million in respect of instruments recognised at fair value through other comprehensive income. The merger reserve arising as a result of the transfers will be transferred to retained earnings as the underlying instruments are released.

3 Accounting Policies
Principle accounting policies
The Group's principle accounting policies are set out on pages 77 to 81 of the 2018 Annual Report and Accounts.

The Group's accounting policies have significantly changed on the adoption of IFRS 9 'Financial Instruments' with effect from 1 January 2018. Prior years are re-presented but there has been no restatement of prior year data.

Other amendments to IFRS effective for 2018 include IFRS 2 'Share-based payments' and IAS 40 'Investment Property', neither of which have had a material effect on the Group's financial statements; and IFRS 15 'Revenue from Contracts with Customers, which has had no effect on financial information reported in the current or comparative periods.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial conditions are those relating to fair value; financial instruments, loan impairment provisions, goodwill, provisions for liabilities and charges and deferred tax. These critical accounting policies and judgements are described on pages 77 to 81 of the 2018 Annual Report and Accounts.

4 Operating expenses
	2018	2017
	£m	£m
Wages, salaries and other staff costs (1)	1,735	647
Social security costs	168	52
Pension costs	281	145
Staff costs	2,184	844

Premises and equipment	757	273
Depreciation and amortisation	521	282
Other administrative expenses	2,119	2,921
Administrative expenses	3,397	3,476

Write down of other intangible assets ( see Note 18 of the 2018 Annual Report and Accounts)	13	-
	5,594	4,320
Notes:
(1)   The increase in 2018 compared to 2017 mainly includes the impact of the Group becoming the provider of shared services to the RBS Group Q2 2018 in preparation for ring-fencing, direct costs incurred are recovered through legal entity recharging and recorded in Other income. For the period before the transfer the Group was a net receiver of shared services from NatWest Markets Plc.
(2)   Includes litigation and conduct costs. Further details are provided in Note 8 of this document.

Notes on the accounts

5 Segmental analysis
Reportable operating segments
The reportable operating segments are as follows:

Personal & Business Banking (PBB) comprises one reportable segment, UK Personal & Business Banking (UK PBB). UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

Central items & other includes corporate functions, such as RBS Treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS Group capital resources and RBS Group-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues and the business are included in Central items in the relevant periods.

2018
	Net	Net fees	Other non-			Depreciation	Impairment
	interest	and	interest	Total	Operating	and	(losses)/	Operating
	income	commissions	income	income	expenses	amortisation	releases	profit
	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,773	793	185	4,751	(2,721)	-	(251)	1,779
Commercial Banking	1,605	655	241	2,501	(1,310)	(122)	(204)	865
Private Banking	444	213	27	684	(451)	(2)	8	239
Commercial & Private Banking	2,049	868	268	3,185	(1,761)	(124)	(196)	1,104
Central items & other	(8)	(10)	1,614	1,596	(591)	(397)	19	627
Total	5,814	1,651	2,067	9,532	(5,073)	(521)	(428)	3,510

2017
UK Personal & Business Banking	3,721	802	(28)	4,495	(2,490)	-	(186)	1,819
Commercial Banking	1,566	603	228	2,397	(888)	(152)	(119)	1,238
Private Banking	386	159	25	570	(388)	-	(5)	177
Commercial & Private Banking	1,952	762	253	2,967	(1,276)	(152)	(124)	1,415
Central items & other	(192)	(9)	886	685	(272)	(130)	(1)	282
Total	5,481	1,555	1,111	8,147	(4,038)	(282)	(311)	3,516

	2018			2017
Total revenue		Inter			Inter
	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,511	66	5,577	5,291	-	5,291
Commercial Banking	2,525	46	2,571	2,313	24	2,337
Private Banking	645	181	826	647	20	667
Commercial & Private Banking	3,170	227	3,397	2,960	44	3,004
Central items & other	2,467	(293)	2,174	1,185	(44)	1,141
Total	11,148	-	11,148	9,436	-	9,436

	2018			2017
		Inter			Inter
	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,699	52	4,751	4,493	2	4,495
Commercial Banking	2,731	(230)	2,501	2,455	(58)	2,397
Private Banking	556	128	684	573	(3)	570
Commercial & Private Banking	3,287	(102)	3,185	3,028	(61)	2,967
Central items & other	1,546	50	1,596	626	59	685
Total	9,532	-	9,532	8,147	-	8,147

Notes on the accounts

5 Segmental analysis continued

Analysis of net fees and commissions	UK	Commercial	Private	Central items
PBB	Banking	Banking	& other	Total
2018	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	343	257	31	-	631
- Credit and debit card fees	361	63	12	-	436
- Lending (credit facilities)	379	195	2	-	576
- Brokerage	48	-	5	-	53
- Investment management, trustee and fiduciary services	42	26	179	-	247
- Trade finance	-	101	1	-	102
- Underwriting fees	20	1	-	-	21
- Other	8	43	15	(19)	47
Total	1,201	686	245	(19)	2,113
Fees and commissions payable	(408)	(31)	(32)	9	(462)
Net fees and commissions	793	655	213	(10)	1,651

2017
Fees and commissions receivable
- Payment services	316	243	34	-	593
- Credit and debit card fees	397	66	12	-	475
- Lending (credit facilities)	401	134	2	-	537
- Brokerage	48	-	4	-	52
- Investment management, trustee and fiduciary services	65	35	118	-	218
- Trade finance	-	135	1	-	136
- Other	4	21	15	3	43
Total	1,231	634	186	3	2,054
Fees and commissions payable	(429)	(31)	(27)	(12)	(499)
Net fees and commissions	802	603	159	(9)	1,555
2018	2017
Cost to acquire	Cost to acquire
fixed assets	fixed assets
and intangible	and intangible
Assets	Liabilities	assets	Assets	Liabilities	assets
£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	137,017	141,108	-	133,688	140,505	-
Commercial Banking	65,500	76,537	277	59,870	87,787	208
Private Banking	14,110	26,626	11	29,244	28,115	-
Commercial & Private Banking	79,610	103,163	288	89,114	115,902	208
Central items & other	93,311	45,793	539	118,041	68,069	92
Total	309,938	290,064	827	340,843	324,476	300

Notes on the accounts

6 Tax
	2018	2017
	£m	£m
Current tax
Charge for the year	(758)	(781)
(Under)/over provision in respect of prior years	(63)	19
	(821)	(762)
Deferred tax
Credit/(charge) for the year	18	(12)
Increase in the carrying value of deferred tax assets	7	-
Over/(under) provision in respect of prior years	25	(38)
Tax charge for the year	(771)	(812)

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19% (2017 - 19.25%) as follows:

	2018	2017
	£m	£m
Expected tax charge	(667)	(677)
Losses and temporary differences in year where no deferred tax asset recognised	(13)	(2)
Foreign profits taxed at other rates	(7)	(2)
UK tax rate change impact (1)	(5)	-
Items not allowed for tax
- losses on disposal and write-downs	(24)	(77)
- UK bank levy	(20)	-
- regulatory and legal actions	(18)	(29)
- other disallowable items	(27)	(31)
Non-taxable items (2)	243	228
Taxable foreign exchange movements	-	3
Losses brought forward and utilised	-	3
Increase carrying value of deferred tax assets in respect of:
- UK losses	7	-
Banking surcharge	(202)	(209)
Adjustments in respect of prior years (3)	(38)	(19)
Actual tax charge	(771)	(812)

Notes:
(1)   In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 19% with effect from 1 April 2017 and 17% from 1 April 2020.
(2)   Principally relates to non-taxable transfers to the wider RBS Group, under UK ring- fencing regime restructuring.
(3)   Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Judgment: Tax contingencies
The Group's income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. The Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax assets and charges in the period when the matter is resolved.

Notes on the accounts

7 Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis at 31 December 2018 and 1 January 2018 and on an IAS 39 basis at 31 December 2017.

	31 December	1 January	31 December
	2018	2018	2017
	£m	£m	£m
Loans - amortised cost
Stage 1	191,478	178,078
Stage 2	16,732	14,288
Stage 3	3,005	2,605
Inter-Group	5,046	77,772
	216,261	272,743	193,801
ECL provisions (1)
- Stage 1	179	150
- Stage 2	449	323
- Stage 3	1,043	1,293
- Inter-Group	1	17
	1,672	1,783	1,439
ECL provision coverage (2,3)
- Stage 1%	0.09	0.08
- Stage 2%	2.68	2.26
- Stage 3%	34.71	49.63
- Inter-Group	0.01	0.02
	0.77	0.91	0.74
ECL charge (4)
- Third party	445
- Inter-Group	(17)
	428		311
Impairment losses
ECL loss rate - annualised (basis points)	21.07		16.05
Amounts written off	612		577

Notes:
(1)   ECL provisions in the above table are provisions on loan assets only. Other ECL provisions, not included above, relate to cash, debt securities and contingent liabilities, and amount to £7 million, of which FVOCI is £2 million.
(2)   ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(3)   ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provision and charge respectively.
(4)   ECL charge balances include a £2 millions charge relating to other financial assets, of which £2 million charge relates to assets at FVOCI, and £17 million release relating to contingent liabilities.

Credit risk enhancement and mitigation
For information on credit risk enhancement and mitigation, refer to capital and risk management - credit risk on page 40 of the 2018 Annual Report and Accounts.

Critical accounting policy: Loan impairment provisions
The Group's 2017 loan impairment provisions were established in accordance with IAS 39 in respect of incurred losses. They comprised individual and collective components as more fully explained in the 2017 Annual Report and Accounts. In 2018 the loan impairment provisions have been established in accordance with IFRS 9. Accounting policy 16 sets out how the expected loss approach is applied. At 31 December 2018, customer loan impairment provisions amounted to £1,672 million (2017 - £1,439 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced.

Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement; significant reduction in the value of any security; breach of limits or covenants; and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

The measurement of credit impairment under the IFRS expected loss model depends on management's assessment of any potential deterioration in the creditworthiness of the borrower, its modelling of expected performance and the application of economic forecasts. All three elements require judgments that are potentially significant to the estimate of impairment losses. Further information and sensitivity analysis in accordance with IFRS 7 are on page 33 of the 2018 Annual Report and Accounts.

Notes on the accounts

7 Loan impairment provisions continued
IFRS 9 ECL model design principles
To meet IFRS 9 requirements for ECL estimation, PD, LGD and EAD used in the calculations must be:
●            Unbiased - material regulatory conservatism has been removed to produce unbiased model estimates;
●            Point-in-time - recognise current economic conditions;
●            Forward-looking - incorporated into PD estimates and, where appropriate, EAD and LGD estimates; and
●            For the life of the loan - all models produce a term structure to allow a lifetime calculation for assets in Stage 2 and Stage 3.
IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

The general approach for the IFRS 9 LGD models has been to leverage the Basel LGD models with bespoke IFRS 9 adjustments to ensure unbiased estimates, i.e. use of effective interest rate as the discount rate and the removal of: downturn calibration, indirect costs, other conservatism and regulatory floors. For Wholesale, while conversion ratios in the historical data show temporal variations, these cannot (unlike in the case of PD and some LGD models) be sufficiently explained by the CCI measure and are presumed to be driven to a larger extent by exposure management practices. Therefore point-in-time best estimates measures for EAD are derived by estimating the regulatory model specification on a rolling five year window.

Approach for multiple economic scenarios (MES)
The base scenario plays a greater part in the calculation of ECL than the approach to MES.

8 Provisions for liabilities and charges

	Group

Provisions for liabilities and charges	Payment	Other	Litigation and		Total
	protection	customer	other
	insurance	redress	regulatory	Other (2)
	£m	£m	£m	£m	£m
At 1 January 2018	632	386	65	315	1,398
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	-	44	44
ECL impairment charge	-	-	-	(7)	(7)
Transfer from accruals and other liabilities	-	3	-	-	3
Currency translation and other movements	-	-	-	9	9
Transfers in preparation for ring-fencing	-	(9)	(20)	304	275
Charge to income statement	125	92	6	167	390
Releases to income statement	(17)	(59)	(5)	(133)	(214)
Provisions utilised	(329)	(197)	(8)	(221)	(755)
At 31 December 2018	411	216	38	478	1,143

	Bank

	Payment	Other	Litigation		Total
	protection	customer	and other	Property
	insurance	redress	regulatory	and other (2)
Provisions for liabilities and charges	£m	£m	£m	£m	£m
At 1 January 2018	622	326	2	242	1,192
Implementation of IFRS 9 on 1 January 2018 (1)	-	-	-	40	40
ECL impairment charge	-	-	-	(6)	(6)
Transfer from accruals and other liabilities	-	4	-	-	4
Transfers in preparation for ring-fencing	-	(10)	-	325	315
Charge to income statement	124	86	1	160	371
Releases to income statement	(17)	(25)	-	(128)	(170)
Provisions utilised	(324)	(184)	(3)	(190)	(701)
At 31 December 2018	405	197	-	443	1,045

Notes:
(1)   Refer to note 35 for further details on the impact of IFRS 9 on classification and basis of preparation.
(2)   Materially comprises provisions relating to property closures and restructuring costs.

Payment protection insurance
To reflect the increased volume of complaints following the FCA's introduction of an August 2019 PPI timebar, as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules, the Group increased its provision for PPI by £125 million in 2018 (2017 - £107 million, 2016 - £362 ,million) bringing the cumulative charge to £3.2 billion, of which £2.5 billion (78%) in redress and £0.3 billion in administrative expenses had been paid by 31 December 2018. Of the £3.2 billion cumulative charge, £2.9 billion relates to redress and £0.3 billion to administrative expenses. The Bank increased its provision by £124 million (2017 - £107 million, 2016 - £362 million) bringing the cumulative charge to £3.1 billion, of which £2.4 billion (77%) in redress and £0.3 billion in administrative expenses had been paid by 31 December 2018. Of the £3.1 billion cumulative charge, £2.8 billion relates to redress and £0.3 billion to administrative expenses.

Notes on the accounts

8 Provisions for liabilities and charges continued
The principal assumptions underlying the Group's provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules.

The table below shows the sensitivity of the provision to changes in the principle assumptions (all other assumptions remaining the same).

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	1,630k	152k	+/-5	+/-10
Uphold rate (2)	89%	90%	+/-1	+/-2
Average redress (3)	£1,664	£1,512	+/-5	+/-10
Processing costs per claim (4)	£152	£151	+/- 10k claims	+/-1.5

Notes:
(1)   Claims received directly by the Group to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.
(2)   Average uphold rate per customer initiated claims received directly by the Group to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.
(3)   Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.
(4)   Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

Critical accounting policy: Provisions for liabilities
Judgment is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Estimates - Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

Background information on all material provisions is given in Note 29.

9 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2018. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Bank
	2018	2017	2018	2017
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	901	674	804	562
Other contingent liabilities	1,321	871	1,279	823
Standby facilities, credit lines and other commitments	71,946	53,416	66,071	47,095
	74,168	54,961	68,154	48,480

Note:
(1)   In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes on the accounts

9 Memorandum items continued
Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £218 million (2017 - £213 million) from these activities.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS had borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. The industry has now repaid all outstanding loans with the final £4.7 billion being repaid in June 2018. The loan was interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT.

The Group has accrued £1.4 million for its share of estimated FSCS levies.

Litigation, investigations and reviews
NatWest and its subsidiary and associated undertakings ("NatWest Group") are party to legal proceedings and the subject of investigation and other regulatory and governmental action ('Matters') in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits.

The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities. The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, NatWest Group is not involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Group's litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 36 of this document.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
In January 2019, a class action antitrust complaint was filed in the United States District Court for the Southern District of New York alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS Group defendants are NatWest, RBSG, NatWest Markets Plc, and NatWest Markets Securities Inc.

US Anti-Terrorism Act litigation
NatWest is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

Notes on the accounts

9 Memorandum items continued
In October 2017, the trial court dismissed claims against NatWest with respect to two of the 18 terrorist attacks at issue. On 14 March 2018, the trial court granted a request by NatWest for leave to file a renewed summary judgment motion in respect of the remaining claims, which has now been filed. No trial date has been set.

Investigations and reviews
NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group and/or RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NatWest Group is co-operating fully with the investigations and reviews described below.

FCA review of RBS Group's treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS' Group's treatment of SME customers whose relationship was managed by RBS Group's Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and, with the exception of a small cohort of potential complainants for whom there is an extended deadline, on 31 December 2018 for new complaints in the Republic of Ireland.

RBS Group made a provision of £400 million in 2016, in respect of the above redress steps, of which £270 million had been utilised by 31 December 2018. An additional provision of £50 million was taken at 31 December 2018 reflecting the increased costs of the complaints process.

The FCA published a summary of the Skilled Person's report in November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person's report on 20 February 2018. On 31 July 2018, the FCA confirmed that it had concluded its investigation and that it does not intend to take disciplinary or prohibitory action against any person in relation to these matters. It has subsequently indicated that it will shortly publish a final summary of its investigative work.

Investment advice review
As a result of an FSA review in 2013, the FCA required RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted by an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is materially complete. Phase 2 (covering sales in 2010) started in April 2018 and was targeted for completion by the end of 2018, however the deadline has now been extended to April 2019.

In addition, RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product.

NatWest Group provisions in relation to these matters totalled £160 million as at 31 December 2018, of which £106 million had been utilised by that date.

Packaged accounts
RBS Group has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. NatWest Group provisions for this matter totalled £252 million as at 31 December 2018. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS Group made amendments to its sales process and complaints procedures to address the findings from that review.

FCA investigation into the RBS Group's compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified RBS Group that it was undertaking an investigation into the RBS Group's compliance with the Money
Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS Group is cooperating with the investigations, including responding to several information requests from the FCA.

Notes on the accounts

9 Memorandum items continued
Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS Group. RBS Group is responding to requests for information from the FCA.

Payment Protection Insurance (PPI)
Since 2011, RBS Group has been implementing the FCA's policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA's new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called 'Plevin' rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. NatWest Group is implementing the Policy Statement.

NatWest Group has made provisions totalling £3.2 billion to date for PPI claims, including an additional provision of £125 million taken at Q3 2018, reflecting greater than predicted complaints volumes. Of the £3.2 billion cumulative provision, £2.8 billion had been utilised by 31 December 2018.

FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. On 4 May 2018 the interim report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. Following a period of consultation, the final report is due to be published in Q1 2019.

FCA strategic review of retail banking models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA used the review to understand how these models operate, including how 'free if in credit' banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

On 18 December 2018, the FCA published its final report containing a number of findings, including that personal current accounts are an important source of competitive advantage for major banks. Following the review, the FCA is to continue to monitor retail banking models, analyse new payments business models and undertake exploratory work to understand certain aspects of SME banking.

Notes on the accounts

10 Adoption of IFRS 9
The Group's accounting policies have significantly changed on the adoption of IFRS 9 'Financial Instruments' with effect from 1 January 2018. Prior years are re-presented but there has been no restatement of prior year data.

IFRS 9 changed the classification categories of financial assets from IAS 39. Held-for-trading assets were classified to mandatory fair value through profit or loss; loans and receivables were classified to amortised cost; and available-for-sale assets were classified as fair value through other comprehensive income unless they were deemed to be in a fair value business model or failed the contractual cash flow requirements under IFRS 9. There were no changes in the classification and measurement of financial liabilities.

Loans to customers of £437 million were reclassified from loans and receivables under IAS 39 to fair value through profit or loss under IFRS 9. As a result, their carrying value decreased by £9 million.

The net increase to loan impairments under IAS 39 was £364 million under the expected credit loss requirements of IFRS 9, including £44 million under provisions for contingent liabilities and commitments.

The impact on the Group's balance sheet at 1 January 2018 and the key movements in relation to the impact on classification and measurement expected credit losses and tax are as follows:

	Group
				IFRS 9 impact
	31 December		31 December	Classification	Expected		1 January
	2017	New	2017	&	credit		2018
	(IAS 39)	presentation	re-presented	Measurement	losses	Tax	(IFRS 9)
	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	35,799	-	35,799	-	-	-	35,799
Derivatives		2,315	2,315	-	-	-	2,315
Loans and advances to banks	79,845	(79,845)	-
Loans to banks - amortised cost		1,919	1,919	-	(2)	-	1,917
Loans and advances to customers	191,889	(191,889)	-
Loans to customers - amortised cost		191,882	191,882	(482)	(301)	-	191,099
Amounts due from holding companies
and fellow subsidiaries		77,930	77,930	-	(17)	-	77,913
Debt securities	1,612	(1,612)	-
Equity shares	43	(43)	-
Other financial assets		1,665	1,665	475	-	-	2,140
Settlement balances	3	(3)	-
Derivatives	2,315	(2,315)	-
Other assets	29,337	(4)	29,333	-	-	97	29,430
Total assets	340,843	-	340,843	(7)	(320)	97	340,613

Liabilities
Deposits by banks	53,847	(53,847)	-
Bank deposits		20,544	20,544	-	-	-	20,544
Customer accounts	233,372	(233,372)	-
Customer deposits		226,423	226,423	-	-	-	226,423
Amounts due to holding companies
and fellow subsidiaries		44,599	44,599	-	-	-	44,599
Debt securities in issue	396	(396)	-
Settlement balances	4	(4)	-
Derivatives	3,178	-	3,178	-	-	-	3,178
Other financial liabilities		575	575	-	-	-	575
Subordinated liabilities	5,755	(4,515)	1,240	-	-	-	1,240
Other liabilities	27,924	(7)	27,917	-	44	(3)	27,958
Total liabilities	324,476	-	324,476	-	44	(3)	324,517

Total equity	16,367	-	16,367	(7)	(364)	100	16,096
Total liabilities and equity	340,843	-	340,843	(7)	(320)	97	340,613

Notes on the accounts

10 Adoption of IFRS 9 continued

	Bank
				IFRS 9 impact
	31 December		31 December	Classification	Expected		1 January
	2017	New	2017	&	credit		2018
	(IAS 39)	presentation	re-presented	Measurement	losses	Tax	(IFRS 9)
	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	34,763	-	34,763	-	-	-	34,763
Derivatives		2,277	2,277	-	-	-	2,277
Loans and advances to banks	55,788	(55,788)	-
Loans to banks - amortised cost		1,635	1,635	-	-	-	1,635
Loans and advances to customers	160,679	(160,679)	-
Loans to customers - amortised cost		160,614	160,614	(474)	(267)	-	159,873
Amounts due from holding companies
and fellow subsidiaries		54,211	54,211	-	(7)	-	54,204
Debt securities	1,059	(1,059)	-
Equity shares	7	(7)	-
Investment in group undertakings	2,546	(2,546)	-
Other financial assets		1,073	1,073	428	-	-	1,501
Derivatives	2,277	(2,277)	-
Investment in group undertakings		2,546	2,546	-	-	-	2,546
Other assets	2,598	-	2,598	-	-	90	2,688
Total assets	259,717	-	259,717	(46)	(274)	90	259,487

Liabilities
Deposits by banks	32,465	(32,465)	-
Bank deposits		20,528	20,528	-	-	-	20,528
Customer accounts	201,150	(201,150)	-
Customer deposits		194,055	194,055	-	-	-	194,055
Amounts due to holding companies
and fellow subsidiaries		23,311	23,311	-	-	-	23,311
Derivatives	3,117	-	3,117	-	-	-	3,117
Other financial liabilities		139	139	-	-	-	139
Subordinated liabilities	5,640	(4,409)	1,231	-	-	-	1,231
Other liabilities	1,990	(9)	1,981	-	40	-	2,021
Total liabilities	244,362	-	244,362	-	40	-	244,402

Total equity	15,355	-	15,355	(46)	(314)	90	15,085
Total liabilities and equity	259,717	-	259,717	(46)	(274)	90	259,487

The table below reflects the impact of IFRS 9 on total equity:
	Group	Bank
	£m	£m
At 31 December 2017 - under IAS 39	16,367	15,355
Classification & measurement	(7)	(46)
- Mandatory fair value through profit or loss assets - adjustments following business model reviews (SPPI)	(9)	(9)
- Equity shares held at cost under IAS 39 - fair value adjustments through FVOCI reserve	46	-
- Additional write-down of amortised cost assets	(44)	(37)
Expected credit losses	(364)	(314)
- Amortised cost assets	(320)	(274)
- Contingent liabilities and commitments	(44)	(40)
Tax	100	90
At 1 January 2018 - under IFRS on transition to IFRS 9	16,096	15,085

Notes on the accounts

11 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each.

In 2015, HM Treasury sold 630 million of the company's ordinary shares. In June 2018 HMT sold a further 925 million of the company's ordinary shares. At 31 December 2018, HM Treasury's holding in the company's ordinary shares was 62.3%.

The Group enters into transactions with many of these bodies on an arm's length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6 of this document) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.296% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Service entity
On 30 April 2018, in preparation for ring-fencing, the Bank became the main provider of shared service activities for the RBS Group. This includes Treasury services supporting, as well as providing, services to both the ring-fenced bank (RFB) and non-ring-fenced bank (NRFB).

Other related parties
(a)  In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)  The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)  In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

The table below discloses items included in income and operating expenses on transactions between the Group and subsidiaries of the RBS Group.

	2018	2017
	£m	£m
Income
Interest receivable	321	363
Interest payable	(286)	(396)
Fees and commissions receivable	-	11
Fees and commissions payable	(1)	(2)
Other administrative expenses	(747)	(2,358)
	(713)	(2,382)
Discontinued operations
Net expenses	(1)	(29)
	(1)	(29)

12 Date of approval
The annual results for the year ended 31 December 2018 were approved by the board of directors on 14 February 2019.

13 Post balance sheet events
There have been no other significant events between 31 December 2018 and the date of approval of these accounts which would require a change to or an additional disclosure in the accounts.

Risk factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and either directly or indirectly impact the value of its securities in issue.

These risk factors are broadly categorised and should be read in conjunction with the forward looking statements section, the strategic report and the capital and risk management section of this annual report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Operational and IT resilience risk
The Group is subject to increasingly sophisticated and frequent cyberattacks.
The Group is experiencing continued cyberattacks across the entire Group, with an emerging trend of attacks against the Group's supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the Group relies. The Group is reliant on technology, which is vulnerable to attacks, with cyberattacks increasing in terms of frequency, sophistication, impact and severity.  As cyberattacks evolve and become more sophisticated, the Group will be required to invest additional resources to upgrade the security of its systems. In 2018, the Group was subjected to a small but increasing number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The Group fully mitigated the impact of these attacks whilst sustaining full availability of services for its customers. Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the Group's IT systems, and to exploit vulnerabilities. The Group has information security controls in place, which are subject to review on a continuing basis, but there can be no assurance that such measures will prevent all DDOS attacks or other cyberattacks in the future.  See also, 'The Group's operations are highly dependent on its IT systems'.

Any failure in the Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed, or may affect the Group's ability to retain and attract customers. Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the Group's systems to disclose sensitive information in order to gain access to the Group's data or that of the Group's customers or employees. Cybersecurity and information security events can derive from human error, fraud or malice on the part of the Group's employees or third parties, including third party providers, or may result from accidental technological failure.

In accordance with the EU General Data Protection Regulation ('GDPR'), the Group is required to ensure it timely implements appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the Group, its customers and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts and a failure to monitor and manage data in accordance with the GDPR requirements may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the Group takes appropriate measures to prevent, detect and minimise attacks, the Group's systems, and those of third party providers, are subject to frequent cyberattacks.

The Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT systems and related disruption, either through a cyberattack or some other disruptive event. However, due to the Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material impact on the Group.

Operational risks are inherent in the Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. As at 31 December 2018, the Group offered a diverse range of products and services supported by 55,400 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors. These risks are also present when the Group relies on outside suppliers or vendors to provide services to it or its customers, as is increasingly the case as the Group implements new technologies, innovates and responds to regulatory and market changes.

Operational risks continue to be heightened as a result of the RBS Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the Group's ability to maintain effective internal controls and governance frameworks. In particular, new governance frameworks have recently been put into place throughout the RBS Group for certain RBS Group entities (including the Group) and certain stand-alone market-facing capabilities have been established for the Group and Group entities, due to the implementation of the UK ring-fencing regime and the resulting legal entity structure. See also, 'The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime'. The Group is also dependent on the RBS Group for certain shared critical services. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business.

Although the Group has implemented risk controls and loss mitigation actions, and significant resources and planning have been devoted to mitigate operational risk, there is uncertainty as to whether such actions will be effective in controlling each of the operational risks faced by the Group.

Risk factors

The Group's operations are highly dependent on its IT systems.
The Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between their branches and main data processing centres, are critical to the Group's operations.

Individually or collectively, any critical system failure, prolonged loss of service availability or material breach of data security could cause serious damage to the Group's ability to provide services to its customers, which could result in significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations), or a breach of applicable regulations. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as the Group continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2018, the Group upgraded its IT systems and technology and expects to continue to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration to the Cloud) to make them more cost-effective, improve controls and procedures, strengthen cyber security, enhance digital services provided to its customers and improve its competitive position. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the Group's operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting the Group's financial position.

The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime.
The UK ring-fencing regime came into force on 1 January 2019. As part of the transition to become compliant with the UK ring-fencing regime, the Bank has established stand-alone market-facing capabilities for derivatives, foreign exchange and fixed income, in order to manage funding and market risk in the Group. The Bank is now a direct member of GBP and EUR payment systems and a direct member of the London Clearing House and the Continuous Linked Settlement. The Group's ongoing compliance with the UK ring-fencing regime may entail significant costs, and may also impose significant operational, legal and execution risk in the Group's day-to-day activities.

In addition, the implementation of the UK ring-fencing regime may impact the Group's treasury operations, including internal and external funding arrangements and the Group's funding strategy as certain Group entities, including the Bank, will be required to access the debt capital markets as new stand-alone entities which may entail increased execution risk for the Group's funding plan and may increase the cost of funding for certain Group entities, including the Bank.

The Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
The Group's current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, which may have an adverse effect on the Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Many of the Group's employees in the UK, Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group in maintaining good employee relations. Any failure to do so could impact the Group's ability to operate its business effectively.

A failure in the Group's risk management framework could adversely affect the Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the Group's activities and includes the definition and monitoring of the Group's risk appetite and reporting on its risk exposure and the potential impact thereof on its financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the Group's reputation or its relationship with its customers, shareholders or other stakeholders.

The Group's operations are inherently exposed to conduct risks. These include business decisions, actions or incentives that are not responsive to or aligned with the Group's customers' needs or do not reflect the Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, outsourcing of customer service and product delivery, the possibility of alleged mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group.

Risk factors

The Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the Group from future instances of misconduct and no assurance can be given that the Group's strategy and control framework will be effective. Any failure in the Group's risk management framework could negatively affect the Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for their customers, employees and wider stakeholders.

The Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the Group arising from an actual or perceived failure to meet stakeholder expectations due to any events, behaviour, action or inaction by the Group, its employees or those with whom the Group is associated. This includes brand damage, which may be detrimental to the Group's business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the Group's ability attract and retain customers.

In particular, the Group's ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the Group's financial performance, IT systems failures or cyberattacks, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017, the UK is scheduled to leave the EU on 29 March 2019. The terms of a Brexit withdrawal agreement negotiated by the UK Government were decisively voted against by Parliament on 15 January 2019. The UK Government and Parliament are currently actively engaged in seeking to determine the terms of this departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty.

As it currently stands, EU membership and all associated treaties will cease to apply at 23:00 on 29 March 2019, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst the UK, other EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK's exit from the EU and the European Economic Area ('EEA') are expected to affect many aspects of the Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'.

The longer term effects of Brexit on the RBS Group's operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU (see 'The RBS Group is in the process of seeking requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU'. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group's operations or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the Group's profitability, competitive position, viability, business model and product offering.

The RBS Group is seeking the requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU.
The RBS Group is implementing plans designed to continue its ability to clear euro payments and minimise the impact on the Group's ability to serve non-UK EEA customers in the event that there is an immediate loss of access to the European Single Market on 29 March 2019 (or any alternative date) with no alternative arrangement for continuation of such activities under current rules (also known as 'Hard Brexit').

To ensure continued ability to clear Euro denominated payments, the RBS Group is finalising a third-country licence for the Frankfurt branch of the Bank. In addition, the RBS Group is working to satisfy the conditions of the Deutsche Bundesbank (DBB) for access to TARGET2 clearing and settlement mechanisms. Satisfying these DBB conditions, which include a country legal opinion, and accessing SEPA, Euro 1 and TARGET2 will allow the RBS Group (through the Bank's Frankfurt branch) to continue to clear cross-border payments in euros. The capacity to process these euro payments is a fundamental requirement for the daily operations and customers of all Group franchises, including PBB and CPB.

Risk factors

The value of such payments is typically in excess of €50 billion in any one day with more than 300,000 transactions.  This capacity is also critical for management of the RBS Group's euro-denominated central bank cash balances of around €23 billion. NatWest Markets Plc ('NWM Plc') will use the Bank's Frankfurt branch to clear its euro payments and has also applied for a third country license to maintain liquidity management and product settlement arrangements.

A draft license has recently been issued for NWB Frankfurt branch which the Group intends to finalise imminently. Once in place, the third country licence branch approvals would each become effective when the UK leaves the EU and the current passporting arrangements cease to apply.  The RBS Group expects to have received the requisite third country licenses and access to SEPA, Euro 1 and TARGET2 ahead of the UK's departure from the EU. However, given the quantum of affected payments and lack of short term contingency arrangements, in the event that such euro clearing capabilities were not in place in time for a Hard Brexit or as required in the future, it could have a material impact on the RBS Group and the Group and its customers.

Additionally, to continue serving most of the RBS Group's EEA customers, the RBS Group has repurposed the banking licence of its Dutch subsidiary, NatWest Markets N.V. ('NWM NV').  As announced on 6 December 2018, the RBS Group has requested court permission for a FSMA transfer scheme to replicate the master trade documentation for NWM Plc's non-UK EEA customers and to transfer certain existing transactions from NWM Plc to NWM NV.  Other transactions are expected to be transferred to NWM NV during 2019 (for example, certain transactions with Corporate and Sovereign customers and larger EEA customers from NWM Plc, and certain Western European corporate business from National Westminster Bank Plc). The volume and pace of business transfers to NWM NV will depend on the terms and circumstances of the UK's exit from the EU, as well as the specific contractual terms of the affected products.

These changes to the Group's operating model are costly and require further changes to its business operations and customer engagement. The regulatory permissions from the Dutch and German authorities will be conditional in nature and will require on-going compliance with certain conditions including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward, and may be subject to change in the future. Maintaining these permissions and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the Group's business operations may be required.

The Group faces increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty surrounds the terms of and timing of Brexit. (See also, 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group'). In addition, were there to be a change of UK Government as a result of a general election, the Group may face new risks as a result of a change in government policy, including more direct intervention by the UK government in financial markets, the regulation and ownership of public companies and the extent to which the government exercises its rights as a shareholder of the RBS Group. This could affect, in particular, the structure, strategy and operations of the RBS Group (including the Group) and may negatively impact the Group's operational performance and financial results.

The Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any second Scottish independence referendum) may impact the Group. RBSG and a number of other RBS Group entities are headquartered and incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group's (including the Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group's businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could impact the Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the Group's customers and their banking needs).

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the Group.

Continued low interest rates have significantly affected and will continue to affect the Group's business and results.
Interest rate risk is significant for the Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change, as set by the Bank of England. Continued sustained low or negative interest rates could put pressure on the Group's interest margins and adversely affect the Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the Group's interest rate margin realised between lending and borrowing costs.

Risk factors

Conversely, while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the Group operates.

The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group's risk framework in line with expected regulatory expectations, and adapting the Group's operation and business strategy to address both the risks of climate change and the transition to a low carbon economy are likely to have a significant impact on the Group.

Multilateral and UK Government undertakings to limit increases in carbon emissions in the near and medium term will require widespread levels of adjustment across all sectors of the economy, with some sectors such as property, energy, infrastructure (including transport) and agriculture likely to be particularly impacted. The nature and timing of the far-reaching commercial, technological and regulatory changes that this transition will entail are currently uncertain but the impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

UK and international regulators are actively seeking to develop new and existing regulations that are directly and indirectly focussed on climate change and the associated financial risks. Such new regulations are being developed in parallel with an increasing market focus on the risks associated with climate change.

In October 2018, the Group's prudential regulator, the PRA, published a draft supervisory standard which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). Climate risk is also subject to various legislative actions and proposals by, among others, the European Commission's Sustainable Finance initiative that focuses on incorporating climate risk into its financial policy frameworks, including proposals (e.g. through amendments to MiFID II) for institutional investors (including pension funds) to consider and disclose climate risk criteria as part of their investment decision, and also proposals to consider changes to RWA methodologies. Furthermore, credit ratings agencies are increasingly taking into account environmental, social and governance ('ESG') factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

If the Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial and physical risks it faces associated with climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group's  level of business growth, its competitiveness, profitability, prudential capital requirements, credit ratings, cost of funding, results of operation and financial condition.

Changes in foreign currency exchange rates may affect the Group's results and financial position.
The Group's foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group's foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The Group is required to issue instruments in foreign currencies that assist in meeting the Group's minimum requirements for own funds and eligible liabilities ('MREL'). The Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the Bank's UK and non-UK subsidiaries and may affect the Group's reported consolidated financial condition.

Decisions of major central banks (including by the Bank of England, the ECB and the US Federal Reserve) and political or market events (including Brexit), which are outside of the Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG and to carry out a programme of sales of RBSG ordinary shares with the objective of selling all of its remaining shares in RBSG by 2023-2024. On 5 June 2018, the UK Government (via HM Treasury and UK

Government Investments Limited ('UKGI')) disposed of approximately 7.7% of its stake in RBSG. As at 31 December 2018, the UK Government held 62.3% of the issued ordinary share capital of RBSG. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

UKGI manages HM Treasury's shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Group) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the Group's) operations, and HM Treasury's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the Group.

Risk factors

Financial resilience risk
The Group may not meet targets nor generate sustainable returns.
As part of the RBS Group's strategy, the Group has principally become a UK-focussed domestic banking group and is included in a number of financial, capital and operational targets for the RBS Group including in respect of: cost:income ratios, cost reductions leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

The Group's ability to meet the RBS Group and the Group's respective targets and to successfully meet its strategy are subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the Group's business model and strategy (including emerging risks associated with environmental, social and governance issues). A number of factors may impact the Bank's ability to maintain its current CET1 ratio, including impairments, limited organic capital generation or unanticipated increases in RWAs. In addition, the run-down of RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated.

The Group's ability to meet its respective cost:income ratio targets and the planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

There is no certainty that the RBS Group's strategy will be successfully executed, that the Group will meet its targets and expectations, or that the Group will be a viable, competitive or profitable banking business.

The Group has significant exposure to counterparty and borrower risk.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group's businesses. The Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality under SICR ('significant increases in credit risk') rules such that it moves to Stage 2 for impairment calculation purposes.

The Group's lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, or fail to adequately value physical or financial collateral, which may result in an increase in default rates for loans, which may, in turn, impact the Group's profitability. See 'Capital and risk management - Credit Risk'.

The credit quality of the Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the Group's ability to enforce contractual security rights. See also, 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'. In particular, developments relating to Brexit or the consequences thereof, may adversely impact credit quality in the UK, and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9.

Within the UK, the level of household indebtedness remains high although the pace of credit growth has slowed during 2018. The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates. In particular, the Group may be affected by volatility in property prices both in the residential and commercial sectors (including as a result of Brexit) given that the Group's mortgage loan portfolio as at 31 December 2018, amounted to £124 billion, representing 59% of the Group's customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates consequently increase. In addition, the Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships among these financial institutions. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis. See also, 'The Group may not be able to adequately access sources of liquidity and funding'.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The market for UK financial services is highly competitive, and the Group expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment.

Risk factors

These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority ('CMA') which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the RBS Group's Alternative Remedies Package. See also, 'The cost of implementing the Alternative Remedies Package could be more onerous than anticipated'.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive for example Bό, Mettle, Esme, FreeAgent, APtimise and Path, some of the Group's recent fintech ventures. The Group's ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the Group's customer business in the UK. There can be no certainty that the Group's innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

Furthermore, the Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the Group's focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group's offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the Group.

In addition, recent and future disposals and restructurings by the Group, cost-cutting measures, as well as employee remuneration constraints, may also have an impact on the Group's ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the Group's core markets could affect the Group's ability to maintain satisfactory returns. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger certain management actions or recovery options.
The RBS Group and the Bank (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate financial resources. Adequate capital also gives the RBS Group (including the Group) financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

As at 31 December 2018, the Bank's CET1 ratio was 17.4%. The RBS Group currently targets to maintain its CET1 ratio at circa 14% in the medium term. The RBS Group's target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the PRA's views on appropriate buffers above minimum operating levels.

The RBS Group's current capital strategy for the Bank is based on: the expected accumulation of additional capital through the accrual of profits over time; the planned reduction of its RWAs through disposals and natural attrition; and other capital management initiatives which focus on improving capital efficiency through improved data and upstreaming of dividends from the Bank to RBSG.

A number of factors may impact the Group's ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:
●      a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●      a failure to reduce RWAs in accordance
●      within the timeline contemplated by the RBS Group's capital plan;
●      an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes; and
●      changes in prudential regulatory requirements including the Bank's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers, as well as any applicable scalars.

In addition to regulatory capital, the Bank is required to maintain a set quantum of internal MREL set as a percentage of its RWAs, which comprises loss-absorbing senior funding and regulatory capital instruments internally issued up to RBSG. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. As a result, RBSG is the only RBS Group entity that is able to externally issue securities that count towards the RBS Group's MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities, including the Bank, as required.  The inability of the Group to reduce its RWAs in line with assumptions in its funding plans could result in an increase of its internal MREL requirements.

Risk factors

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Framework ('BRRD'), as implemented in the UK, a breach of the Group's applicable capital or leverage requirements may trigger the application of the RBS Group's recovery plan to remediate a deficient capital position. The RBS Group's regulator may request that the Group carry out certain capital management actions or, if the RBS Group's CET1 ratio falls below 7%, certain regulatory capital instruments issued by the RBS Group will be written-down or converted into equity and there may be an issue of additional equity by the RBS Group, which could result in the dilution of the RBS Group's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on acceptable terms or at all. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the Group's product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of the Group and future growth potential. See also, 'The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities'.

The Group may not be able to adequately access sources of liquidity and funding.
The Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2018, the Group held £255 billion in deposits and the level of deposits may fluctuate due to factors outside the Group's control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. See also, 'The Group has significant exposure to counterparty and borrower risk'. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the Group's ability to satisfy its liquidity needs.

If the Group's liquidity position were to come under stress, and if the Group is unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the Group's results.

The Group is reliant on the RBS Group for capital and funding support, and is substantially reliant on RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group.
The Group receives capital and funding support from RBS Group. The Group will be required to issue instruments that are compliant with MREL as set forth by the Bank of England. As RBSG is the only entity that is able to issue securities that count towards the Group's MREL requirements, the Group's ability to meet its internal MREL requirements is substantially reliant on RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group. If RBSG is unable to issue adequate levels of MREL securities such that it is unable to downstream sufficient amounts to the Group, this could lead to a failure of the Group to meet its own individual internal MREL requirements as well as the internal MREL requirements of subsidiaries within the Group. See also, 'The Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger certain management actions or recovery options'.

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce its liquidity position and increase the cost of funding.
Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG, the Bank and NWM Plc, which could be negatively affected by a number of factors, including political and regulatory developments, changes in rating methodologies, changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors, a challenging macroeconomic environment, the impact of Brexit, a potential second Scottish independence referendum, further reductions of the UK's sovereign credit rating, market uncertainty and the inability of the Group to produce sustained profits.

Any reductions in the long-term or short-term credit ratings of RBSG or the Bank, including in particular downgrades below investment grade, may affect the Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the Group's cost of funding, its access to capital markets and could limit the range of counterparties willing to enter into transactions with the Group and therefore also adversely impact its competitive position.

The Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG, NWM NV and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence.

Risk factors

The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the Group's business, strategy and capital requirements, the Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the Group utilises models for valuation, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the RBS Group's or the Group's current business model or operations, or findings of deficiencies by the RBS Group's (and in particular, the Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action. The Group may also face adverse consequences as a result of actions by management based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The Group's financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgements, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgements and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 81 of the 2018 Annual Report and Accounts1. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the Group are discussed in Accounting developments' on page 81 of the 2018 Annual Report and Accounts.

Changes in accounting standards may materially impact the Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In January 2018, a new accounting standard for financial instruments (IFRS 9) became effective, which introduced impairment based on expected credit losses, rather than the incurred loss model previously applied under IAS 39. The Group expects IFRS 9 to create earnings and capital volatility and the Group took a £60 million impairment charge at 31 December 2018, reflecting the more uncertain economic outlook.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

The Group will adopt IFRS 16 Leases with effect from 1 January 2019 as disclosed in the Accounting policies. This is expected to increase Other assets by £0.9 billion and Other liabilities by £1.5 billion. While adoption of this standard has no effect on the Group's cash flows, it will impact financial ratios which may influence investors' perception of the financial condition of the Group.

The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implements the BRRD in the UK and creates a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG as the parent company or to the Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Risk factors

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act. In addition, the determination that ordinary shares, securities and other obligations issued by RBS Group  (including the Group) may be subject to write-down, conversion or 'bail-in' (as applicable) is unpredictable and may depend on factors outside of the Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice. However, if the Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the Group's securities that fall within the scope of 'bail-in' powers. This may result in various actions being undertaken in relation to the Group and any securities of the Group, including the write-down of certain of the Group's Eligible Liabilities which would adversely affect the financial results, condition and prospects of the Group.

Legal, regulatory and conduct risk
The Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
The Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Among others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the Group facing greater regulation and scrutiny in the UK and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the Group is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime (See also, 'The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime') and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the Group's authorisations and licenses, the products and services that the Group may offer, its reputation and the value of its assets, the Group's operations or legal entity structure, and the manner in which the Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
●      general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the Group operates;
●      amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
●      changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, MREL or by the Financial Stability Board's ('FSB') recommendations on total loss-absorbing capacity ('TLAC');
●      additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
●      rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●      the imposition of additional restrictions on the Group's ability to compensate its
●      senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
●      rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●      changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;
●      financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;

Risk factors

●      increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and
●      developments relating to the UK initiative on Open Banking and the European directive on payment services;
●      new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
●      the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●      laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
●      other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may adversely affect the Group's business and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of legal, regulatory and governmental actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the UK, the US and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the Group's view, the most significant legal and regulatory actions to which the Group is currently exposed. However, the Group is also subject to a number of ongoing reviews, investigations and litigation proceedings relating to, among other matters, the setting of benchmark rates such as LIBOR and related derivatives trading, product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the Group's expectations for resolution may change.

In particular, the Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historic customer connections in its former Global Restructuring Group (GRG), management of claims arising from historic sales of payment protection insurance. In relation to the GRG review, the Group established a complaints process in November 2016, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and, with the exception of a small cohort of potential complainants for whom there is an extended deadline, on 31 December 2018 for new complaints in the Republic of Ireland. An additional provision of £50 million was taken in Q4 2018, reflecting greater than predicted complaints volumes in the week leading up to the closure of the complaints process. In addition, the Group continues to handle claims in relation to historic sales of payment protection insurance and took additional provisions of £125 million in Q3 2018, reflecting increased complaint volumes as the complaint deadline of 31 August 2019 approaches. See 'Litigation, investigations and reviews' of Note 9 of this document  for details of these matters. The Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the Group's operations, additional supervision by the Group's regulators, and loss of investor confidence.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the Group's operations, and could adversely impact the Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBOR's), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as the CFTC and other regulators in the United States. The Group has significant exposure to IBORs primarily on its commercial lending and legacy securities. Until there is market acceptance on the form of alternative RFRs for different products, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the Group, its customers and the financial services industry more widely.

These include risks related to: legal risks (as changes may be required to documentation for new or existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which may relate to communication regarding the potential impact on customers, and engagement with customers during the transition period).

Risk factors

It is therefore currently difficult to determine to what extent the changes will affect the Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR or EURIBOR may adversely affect financial instruments using LIBOR or EURIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments.

The Group operates in markets that are subject to intense scrutiny by the competition authorities.
There is significant oversight by competition authorities of the markets which the Group operates in. The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA's Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account ('PCA') and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group's competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the financial sector.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.
In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body ('Independent Body') has been established to administer the Alternative Remedies Package. The implementation of the Alternative Remedies Package has involved costs for the Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the Group and may also divert resources from the Group's operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the Group to modify certain aspects of the Group's execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group's business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group's business and associated revenues and margins. Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the Group's competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the Group's own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the Group if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group's operations, additional supervision by the Group's regulators, and loss of investor confidence.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.4 billion as at 31 December 2018. Changes to the treatment of certain deferred tax assets may impact the Group's capital position. In addition, the Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to restructuring and remediation costs and charges; and the Group's exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group's strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors and other uncertainties set out in the Group's 2018 Annual Report and Accounts and other risk factors and uncertainties discussed in this document. These include the significant risks presented by: operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group's business; the Group's operations being highly dependent on its IT systems; the Group being required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime; the Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the Group's risk management framework; and reputational risk), economic and political risk (including in respect of: uncertainties surrounding the UK's withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; continued low interest rates; climate change and the transition to a low carbon economy; changes in foreign currency exchange rates; and HM Treasury's ownership of RBSG and the possibility that it may exert a significant degree of influence over the RBS Group), financial resilience risk (including in respect of: the Group's ability to meet targets and generate sustainable returns; deteriorations in borrower and counterparty credit quality; the highly competitive markets in which the Group operates; the ability of the Group to meet prudential regulatory requirements for capital or manage its capital effectively; the ability of the Group to access adequate sources of liquidity and funding; the Group's reliance on RBS Group for capital and funding support; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the RBS Group's ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group's financial statements to underlying accounting policies, judgements, assumptions and estimates; changes in applicable accounting policies or rules; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the Group's businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny  (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15th February 2019

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary